Exhibit 99.1

PowerBank Positions AI Compute, Modular Data Centers, and Energy Infrastructure as a Core Strategic Growth Vertical Alongside Solar and Battery Energy Storage

Company’s 1 GW+ Development Pipeline Across Canada and the United States Positions PowerBank to Provide On-Site Generation for Digital Operations at a Time of Unprecedented Power Demand

TORONTO, Ontario, June 1, 2026 — PowerBank Corporation (NASDAQ: SUUN; Cboe CA: SUNN, FSE: 103) (“PowerBank” or the “Company”), a leader in independent energy development and asset ownership in North America,today announced the expansion of its strategic focus into AI compute infrastructure and modular data center development, positioning the Company to participate in one of the largest infrastructure buildouts of the modern era.

As artificial intelligence, cloud computing, machine learning, and high-performance computing continue to accelerate globally, the demand for electricity is rising at an unprecedented pace. Hyperscale AI data centers are expected to become some of the largest consumers of power in modern history, fundamentally reshaping global electricity markets and creating significant strain on power grids across North America and around the world.

PowerBank believes this transformation represents a generational opportunity at the convergence of energy infrastructure and digital infrastructure.

The Company’s established expertise in developing, owning, and operating solar and battery energy storage systems, combined with its growing portfolio of grid-connected infrastructure projects across North America, positions PowerBank to help provide one of the most critical resources required by the AI economy: scalable, reliable, and rapidly deployable power generation.

Industry Leaders Continue to Highlight the AI Power Demand Opportunity

Some of the world’s largest technology companies have recently emphasized the growing relationship between artificial intelligence and energy infrastructure.

Executives from NVIDIA have publicly stated that AI factories and accelerated computing infrastructure will require massive new power capacity globally. Microsoft has identified energy availability as one of the key constraints in scaling future AI infrastructure deployments, while Amazon and Meta continue to invest billions of dollars into hyperscale data center expansion to support next-generation AI workloads and cloud computing growth.

Industry forecasts project that global data center electricity consumption could increase dramatically over the coming decade as hyperscale operators race to deploy next-generation AI compute infrastructure.

Large AI training clusters, cloud platforms, and high-density compute campuses require enormous amounts of continuous electricity, with many projects demanding power capacity comparable to small cities. At the same time, grid congestion, interconnection delays, aging transmission infrastructure, and limited power availability are increasingly becoming bottlenecks for digital infrastructure deployment.

PowerBank believes access to power will become one of the defining competitive advantages of the AI era.

PowerBank Is Pursuing Data Centers and AI Compute as a Strategic Vertical

PowerBank is planning to add AI compute infrastructure and modular data centers as a key strategic pillar of focus for the Company.

The Company intends to pursue opportunities involving:

●	Modular and containerized data centers

●	AI compute infrastructure

●	Energy solutions for data centers

●	Behind-the-meter power generation

●	Battery-supported compute operations

●	Co-location opportunities with existing solar and BESS assets

PowerBank believes the convergence of energy infrastructure and AI compute represents one of the largest long-term investment opportunities in the global market today.

The Company’s vertically integrated platform, including site acquisition, permitting, grid interconnection, engineering, development, construction management, battery integration, and long-term asset ownership, provides a strong foundation to support the rapidly evolving needs of hyperscale operators and digital infrastructure developers.

With decades of combined experience across the PowerBank leadership and development teams in renewable energy, power infrastructure, project development, utility interconnections, and battery storage systems, the Company believes it is uniquely positioned to participate in this next era of infrastructure deployment.

Strategic LOI with Nodiac Corp.

As part of this initiative, PowerBank previously announced a Letter of Intent (“LOI”) with Nodiac Corp. (“Nodiac”), a company focused on modular and containerized data center deployment solutions.

The LOI establishes a framework for potential collaboration between the companies to evaluate the deployment of modular data center infrastructure at select PowerBank energy sites across North America.

The partnership reflects PowerBank’s broader vision of creating integrated energy and compute ecosystems capable of delivering scalable power solutions for AI and digital operations.

Any future deployment projects would be subject to definitive agreements, permitting, technical assessments, and financing arrangements, discussed further below.

Positioned for the Next Era of Infrastructure

PowerBank believes the global economy is entering a new phase where electricity generation, battery storage, and AI infrastructure are becoming increasingly interconnected.

As governments, technology companies, cloud providers, and enterprise operators invest hundreds of billions of dollars into artificial intelligence infrastructure, demand for scalable power deployment solutions is expected to accelerate significantly.

With an existing North American development pipeline exceeding one gigawatt, PowerBank believes it is strategically positioned to help support the growing energy requirements of the digital economy.

“Artificial intelligence is creating one of the largest infrastructure transformations the world has seen in generations,” said Richard Lu, Chief Executive Officer of PowerBank. “Every major technology company in the world is now competing for AI compute capacity, and the reality is simple, none of it works without power. We believe electricity and energy infrastructure are rapidly becoming some of the most valuable strategic assets of the AI economy.”

Dr. Lu continued: “PowerBank has spent years building expertise in renewable energy development, battery storage, grid infrastructure, and long-term power asset ownership across North America. We believe that experience gives us a strong foundation to participate in this next wave of digital infrastructure growth. This is not a short-term opportunity. We believe this is the beginning of a multi-decade infrastructure cycle, and PowerBank intends to be an active participant in helping build the energy backbone required to support the next generation of artificial intelligence, cloud computing, and digital operations.”

The Company also announces that its ticker symbol on the NASDAQ will change from “SUUN” to “PBK”, and on the Cboe Canada Exchange will change from “SUNN” to “PBK”, effective at the open of trading on Wednesday, June 3, 2026. The Company’s common stock will continue to be listed on NASDAQ and Cboe Canada Exchange, and its CUSIP number will remain unchanged.

The ticker symbol change is intended to better reflect the Company’s strategic evolution as a provider of power solutions for today’s digital economy.

The LOI is not a definitive agreement. Nodiac and PowerBank will collaborate on deploying modular data centers at suitable sites within PowerBank’s portfolio, with definitive agreements to be negotiated on a site-by-site basis. The construction of any modular data center is subject to conclusion of a definitive agreement, receipt of required permits, technical feasibility and financing arrangements being in place.

About PowerBank Corporation

PowerBank Corporation (NASDAQ: PBK | Cboe CA: PBK) is a vertically integrated and independent North American energy company helping to power the digital economy. The Company develops, builds, owns, and operates solar and battery energy storage systems that deliver reliable, resilient, and behind-the-meter power to the electricity grid, commercial and industrial clients, and municipal and residential off-takers. As AI and digital infrastructure drive unprecedented electricity demand, PowerBank is uniquely positioned to deliver the speed, scale, and energy independence that the next generation of power consumers requires, without waiting years for grid interconnection. The Company has a potential development pipeline of over one gigawatt and has developed energy projects with a combined capacity of over 100 megawatts built. To learn more about PowerBank, please visit www.powerbankcorp.com.

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”) that relate to the Company’s current expectations and views of future events. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “expects”, “will continue”, “is anticipated”, “anticipates”, “believes”, “estimated”, “intends”, “plans”, “forecast”, ”projection”, “strategy”, “objective” and “outlook”) are not historical facts and may be forward-looking statements and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. In particular and without limitation, this news release contains forward-looking statements pertaining to the Company’s expectations regarding its industry trends and overall market growth; the Company’s plans to add AI compute infrastructure and modular data centers; the Company’s plan to provide energy and battery storage solutions; the details of the potential transaction with Nodiac; the suitability of solar and BESS sites to host a modular data center; potential revenues; and the size of the Company’s development pipeline. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. In making the forward looking statements included in this news release, the Company has made various material assumptions, including but not limited to: obtaining the necessary regulatory approvals; that regulatory requirements will be maintained; execution of definitive agreements for suitable solar or BESS sites; that power is available to be sufficient to support a modular data center; general business and economic conditions; the Company’s ability to successfully execute its plans and intentions; the availability of financing on reasonable terms; the Company’s ability to attract and retain skilled staff; market competition; the products and services offered by the Company’s competitors; that the Company’s current good relationships with its service providers and other third parties will be maintained; and government subsidies and funding for renewable energy will continue as currently contemplated. Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and the Company cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, investors should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Forward-Looking Statements” and “Risk Factors” in the Company’s most recently completed Annual Information Form, and other public filings of the Company, which include: the Company may be adversely affected by volatile solar power market and industry conditions; failure to execute definitive agreements for suitable solar or BESS sites; power availability may not be sufficient to support a modular data center; the execution of the Company’s growth strategy depends upon the continued availability of third-party financing arrangements; the Company’s future success depends partly on its ability to expand the pipeline of its energy business in several key markets; governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power; general global economic conditions may have an adverse impact on our operating performance and results of operations; the Company’s project development and construction activities may not be successful; developing and operating solar Project exposes the Company to various risks; the Company faces a number of risks involving Power Purchase Agreements (“PPAs”) and project-level financing arrangements; any changes to the laws, regulations and policies that the Company is subject to may present technical, regulatory and economic barriers to the purchase and use of solar power; the markets in which the Company competes are highly competitive and evolving quickly; an anti-circumvention investigation could adversely affect the Company by potentially raising the prices of key supplies for the construction of solar power projects; foreign exchange rate fluctuations; a change in the Company’s effective tax rate can have a significant adverse impact on its business; seasonal variations in demand linked to construction cycles and weather conditions may influence the Company’s results of operations; the Company may be unable to generate sufficient cash flows or have access to external financing; the Company may incur substantial additional indebtedness in the future; the Company is subject to risks from supply chain issues; risks related to inflation and tariffs; unexpected warranty expenses that may not be adequately covered by the Company’s insurance policies; if the Company is unable to attract and retain key personnel, it may not be able to compete effectively in the renewable energy market; there are a limited number of purchasers of utility-scale quantities of electricity; compliance with environmental laws and regulations can be expensive; corporate responsibility may adversely impose additional costs; the future impact of any global pandemic on the Company is unknown at this time; the Company has limited insurance coverage; the Company will be reliant on information technology systems and may be subject to damaging cyberattacks; the Company may become subject to litigation; there is no guarantee on how the Company will use its available funds; the Company will continue to sell securities for cash to fund operations, capital expansion, mergers and acquisitions that will dilute the current shareholders; and future dilution as a result of financings.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. New factors emerge from time to time, and it is not possible for the Company to predict all of them, or assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.

For further information, please contact:

PowerBank Corporation

Tracy Zheng

Email: ir@powerbankcorp.com

Phone: 289.439.4718

Source: PowerBank Corporation